

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Nicholas Vita
Chief Executive Officer
Columbia Care Inc.
680 Fifth Ave., 24th Floor
New York, New York 10019

Re: Columbia Care Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed May 24, 2022
File No. 000-56294

Dear Mr. Vita:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Revised Proxy Statement on Schedule 14A filed May 24, 2022

General

1. We note your response to prior comment 2. Please elaborate on your analysis as to how the transaction fits within the exception set out in Rule 13e-3(g)(2), in particular with respect to satisfaction of the condition set out in Rule 13e-3(g)(2)(i). Specifically, please address in greater detail why the Cresco SV Shares (classified as “subordinate voting” shares) should be considered to possess “substantially the same” voting rights as both the Columbia Care Shares and the Columbia Care PV Shares. In addition, please provide us with a numerical estimate of the anticipated aggregate value of the cash-out of fractional shares

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jordan Nimitz at 202-551-5831 or Christopher Edwards at 202-551-6761 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences